EXHIBIT 99.1

PRESS RELEASE

Borqs Technologies’ Auditor is Located in the U.S. and Registered with the PCAOB,

and is Accessible by the PCAOB for Inspection and Investigation

Santa Clara, California, December 6, 2021 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of 5G semiconductor chip design, Internet of Things (IoT) solutions, and innovative clean energy with operations in the United States, India and China, today announced that the Company’s current independent audit firm, YU Certified Public Accountant P.C., is licensed and located in the State of New York, registered with the Public Company Accounting Oversight Board (“PCAOB”) and is accessible for inspection or investigation by the PCAOB, as required by the Securities and Exchange Commission’s (the “SEC”) newly finalized rules of the Holding Foreign Companies Accountable ACT (“HFCAA”). https://www.sec.gov/news/press-release/2021-250 Therefore, the Company does not believe that it will be subject to the onerous provisions under the HFCAA that are applicable to issuers whose auditors are located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing HFCAA which applies to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The final amendments also require Commission-Identified Issuers that are “foreign issuers” as defined in Exchange Act Rule 3b-4 to provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. The SEC’s adopting release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Borqs recently acquired controlling interests in a solar energy storage systems company in the U.S.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com